UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

Liberty Interactive Corporation

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of LendingTree, Inc., a Delaware corporation (the “Issuer” or “TREE”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person” or “Liberty Interactive”), on August 29, 2008, as amended by Amendment No. 1 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on May 23, 2011, Amendment No. 2 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on June 8, 2017, and Amendment No. 3 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on November 3, 2017 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 4 to the Schedule 13D. This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Common Stock previously reported as beneficially owned by the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.         Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

As set forth below, Liberty Interactive, Liberty Interactive LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Liberty Interactive (“LI LLC”), and GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (“GCI Liberty”), completed a series of transactions pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (as amended by Amendment No. 1 to

Reorganization Agreement, dated as of July 19, 2017, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”).

Contribution

At 8:00 a.m., New York City time, on March 9, 2018, in accordance with the terms of the Reorganization Agreement, Liberty Interactive and LI LLC contributed to GCI Liberty 3,223,989 shares of Common Stock, which shares constituted Liberty Interactive’s entire equity interest in the Issuer.  In connection with such contribution, Liberty Interactive and/or LI LLC assigned all of its rights, and GCI Liberty assumed all of the obligations under, the following: (i) the Spinco Agreement, dated as of May 13, 2008 (“Original Spinco Agreement”), by and among Liberty Interactive, IAC/InterActive Corp, a Delaware corporation (“IAC”), Barry Diller, and the other Liberty Parties (as defined therein) party thereto, as assigned pursuant to the Spinco Assignment and Assumption Agreement (Tree.com), dated as of August 20, 2008 (the “TREE Assignment”, and together with the Original Spinco Agreement, the “Spinco Agreement”), by and among IAC, TREE, Liberty Interactive and Liberty USA Holdings, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Liberty Interactive (“Liberty USA”), as further assigned pursuant to the Assignment and Assumption Agreement, dated as of November 2, 2017 (the “GCI Liberty Assignment”), by and among GCI Liberty, Liberty Interactive, Liberty USA, Ventures Holdco, LLC, a Delaware limited liability company and now a wholly-owned subsidiary of GCI Liberty (“Ventures Holdco”) and TREE, (ii) that certain Registration Rights Agreement, dated as of August 20, 2008 (the “Registration Rights Agreement”), by and among Liberty Interactive, the Liberty Parties and TREE, as assigned pursuant to the GCI Liberty Assignment, and (iii) the Base Confirmation, dated as of June 6, 2017, from RBC Capital Markets, LLC, as agent for Royal Bank of Canada (“RBC”), to Ventures Holdco, confirming the terms and conditions of a share forward transaction, as supplemented by the Supplemental Confirmation, between RBC and Ventures Holdco, dated as of June 6, 2017, and the related letter agreement, dated as of February 22, 2018, by and among RBC Capital Markets, LLC, as agent for RBC, RBC Capital Markets, LLC, as securities intermediary for RBC, and Ventures Holdco.  The contribution of the shares of Common Stock and the assignment and assumption referred to above were made in connection with the contribution to GCI Liberty of certain assets and liabilities of Liberty Interactive’s Liberty Ventures Group in exchange for shares of common stock of GCI Liberty.  Such shares of GCI Liberty common stock received by Liberty Interactive were then distributed to holders of Liberty Ventures common stock in redemption of such shares of Liberty Ventures common stock, as described below.

Split-Off

At 4:01 p.m., New York City time, on March 9, 2018, Liberty Interactive redeemed (a) each outstanding share of its Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), for one share of GCI Liberty’s Class A common stock, no par value, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”), for one share of GCI Liberty’s Class B common stock, no par value, with no shares of LVNTB remaining outstanding, with the effect that GCI Liberty was split-off from Liberty Interactive.

For further information on the transactions contemplated by the Reorganization Agreement, see the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive with the SEC on December 29, 2017 (File No. 001-33982), the Current Report on Form 8-K, filed by GCI Liberty with the SEC on March 14, 2018 (File No. 001-38385) and the Current Report on Form 8-K, filed by Liberty Interactive with the SEC on March 15, 2018 (File No. 001-33982).

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  The Reporting Person beneficially owns no shares of Common Stock.  Mr. Richard N. Barton, a director of the Reporting Person, beneficially owns 5 shares of Common Stock.

(b)  The Reporting Person beneficially owns no shares of Common Stock.

(c) Other than as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 9, 2018.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

The information contained in Item 4 of this Amendment is incorporated by reference into this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018	LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation (“Liberty Interactive”) are set forth below. The business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Interactive, all executive officers and directors listed are United States citizens, except for Fiona Dias, who is a citizen of both the United States and Kenya, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
Michael A. George	President and Chief Executive Officer of Liberty Interactive; Director of Liberty Interactive; President and Chief Executive Officer, QVC, Inc.
Gregory B. Maffei	Chairman of the Board and Director of Liberty Interactive
Richard N. Barton	Director of Liberty Interactive
Fiona Dias	Director of Liberty Interactive
M. Ian G. Gilchrist	Director of Liberty Interactive
Evan D. Malone	Director of Liberty Interactive
John C. Malone	Director of Liberty Interactive
David E. Rapley	Director of Liberty Interactive
M. LaVoy Robison	Director of Liberty Interactive
Larry E. Romrell	Director of Liberty Interactive
Mark Vadon	Director of Liberty Interactive
Andrea L. Wong	Director of Liberty Interactive
Richard N. Baer	Chief Legal Officer of Liberty Interactive
Mark D. Carleton	Chief Financial Officer of Liberty Interactive
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty Interactive